The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus, product supplement and index supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated November 13, 2018

PROSPECTUS Dated November 16, 2017	Pricing Supplement No. 1,209 to
PRODUCT SUPPLEMENT Dated November 16, 2017	Registration Statement Nos. 333-221595; 333-221595-01
INDEX SUPPLEMENT Dated November 16, 2017	Dated , 2018
Rule 424(b)(2)

Morgan Stanley Finance LLC

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

$

Absolute Return Trigger S&P 500® Index-Linked Notes With Daily Trigger Monitoring due

Fully and Unconditionally Guaranteed by Morgan Stanley

The notes are unsecured obligations of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the S&P 500® Index as measured from the trade date to and including the determination date (expected to be between 24 and 27 months after the trade date), unless a barrier event has occurred on any day during the measurement period, which is the period from but excluding the trade date to and including the determination date.

A barrier event will occur if, on any day during the measurement period, the closing level of the underlier has either increased or declined by more than the maximum return of between 20.47% and 24.02% (set on the trade date) from the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date).

If a barrier event has occurred on any day during the measurement period, the return on your notes will be a fixed, positive return of 2%, and at maturity you will receive $1,020 for each $1,000 face amount of your notes, regardless of the final underlier level (which is the closing level of the underlier on the determination date). A barrier event may occur on any day during the measurement period; however, you will not receive the $1,020 payment per $1,000 face amount until maturity, and you will receive only such amount regardless of the final underlier level.

If a barrier event has not occurred, the return on your notes will be zero or positive and will equal the absolute value of the underlier return, which is the increase or decline in the final underlier level from the initial underlier level. For example, if a barrier event has not occurred and the underlier return is either -10% or +10%, your return on the notes will be +10%.

At maturity, for each $1,000 face amount of your notes, you will receive a payment determined as follows: (a) if a barrier event has occurred, you will receive $1,020, or (b) if a barrier event has not occurred, you will receive (i) $1,000 plus (ii) $1,000 times the absolute value of the underlier return. (In such a case, the payment at maturity will not be less than $1,000 and will not be more than between $1,204.70 and $1,240.20 per note.) If the percentage change in the final underlier level from the initial underlier level exceeds the maximum return, you will receive only $1,020 per note at maturity. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if a barrier event has not occurred, the sum of (i) $1,000 plus (ii) the product of $1,000 times the absolute value of the underlier return, which sum will be no less than $1,000 and no more than between $1,204.70 and $1,240.20; or

•	if a barrier event has occurred, $1,020.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $979.10 per note, or within $15.00 of that estimate. See “Estimated Value” on page 2.

	Price to public(1)	Agent’s commissions	Proceeds to us(2)
Per note	$1,000	$17.30	$982.70
Total	$	$	$

(1) The price to public will be between 98.27% and 100.00% of the face amount, reflecting, for certain investors, a foregone agent’s commission with respect to sales of such notes; see “Additional Information About The Notes — Supplemental information regarding plan of distribution; conflicts of interest” on page 22. Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes

(2) See “Summary Information—Use of proceeds and hedging” beginning on page 20.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 10.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying product supplement, index supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Terms” on page 3 and “Additional Information About the Notes” on page 20.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

● Prospectus dated November 16, 2017

● Product Supplement dated November 16, 2017

● Index Supplement dated November 16, 2017

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than $1,000. We estimate that the value of each note on the Trade Date will be approximately $979.10, or within $15.00 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Underlier. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlier, instruments based on the Underlier, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Contingent Return, the Upper Barrier and the Lower Barrier, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Absolute Return Trigger S&P 500® Index-Linked Notes With Daily Trigger Monitoring, which we refer to as the notes, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and have the terms described in the accompanying product supplement, index supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying product supplement and prospectus. All references to “Cash Settlement Amount,” “Closing Level,” “Face Amount,” “Final Underlier Level,” “Initial Underlier Level,” “Original Issue Price,” “Stated Maturity Date,” “Trade Date,” “Trading Day,” “Underlier” and “Underlier Return” herein shall be deemed to refer to “payment at maturity,” “index closing value,” “stated principal amount,” “final index value,” “initial index value,” “issue price,” “maturity date,” “pricing date,” “index business day,” “underlying index” and “index return,” respectively, as used in the accompanying product supplement.

References to “we,” “us,” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

If the terms described herein are inconsistent with those described in the accompanying product supplement or prospectus, the terms described herein shall control.

Terms

Issuer: Morgan Stanley Finance LLC

Guarantor: Morgan Stanley

Underlier: S&P 500® Index

Underlier Publisher: S&P Dow Jones Indices LLC

Notes: The accompanying product supplement refers to the notes as the “equity-linked notes.”

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Cash Settlement Amount (on the Stated Maturity Date): For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash (as determined by the Calculation Agent) equal to:

•	If a Barrier Event has not occurred, the sum of (i) $1,000 plus (ii) the product of $1,000 times the Absolute Underlier Return; or

•	If a Barrier Event has occurred, the sum of (i) $1,000 plus (ii) the product of $1,000 times the Contingent Return.

Initial Underlier Level: To be determined on the Trade Date. The Initial Underlier Level may be higher or lower than the actual Closing Level of the Underlier on the Trade Date; provided that the Initial Underlier Level will not be higher than the highest level of the Underlier on the Trade Date.

Final Underlier Level: The Closing Level of the Underlier on the Determination Date, except in the limited circumstances described under “Description of Equity-Linked Notes—Postponement of Determination Date(s)” on page S-33 of the accompanying product supplement, and subject to adjustment as provided under “Description of Equity-Linked Notes—Discontinuance of Any Underlying Index or Basket Index; Alteration of Method of Calculation” on page S-38 of the accompanying product supplement.

Underlier Return: The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a percentage

Absolute Underlier Return: The absolute value of the Underlier Return, expressed as a percentage (e.g., either a -10% or +10% Underlier Return would result in a +10% Absolute Underlier Return)

Contingent Return: 2%

Barrier Event: A Barrier Event occurs if, on any Trading Day during the Measurement Period, the Closing Level of the Underlier is either (i) less than the Lower Barrier or (ii) greater than the Upper Barrier.

Measurement Period: The period from but excluding the Trade Date to and including the Determination Date, excluding any date or dates on which the Calculation Agent determines that a Market Disruption Event occurs or is continuing or that the Calculation Agent determines is not a Trading Day, subject to postponement of the Determination Date as set forth under “Determination Date” below.

Upper Barrier (to be set on the Trade Date): Expected to be between 120.47% and 124.02% of the Initial Underlier Level

Lower Barrier (to be set on the Trade Date): Expected to be between 79.53% and 75.98% of the Initial Underlier Level

Trade Date:

Original Issue Date (Settlement Date) (to be set on the Trade Date): Expected to be the fifth scheduled Business Day following the Trade Date

Determination Date (to be set on the Trade Date): Expected to be between 24 and 27 months after the Trade Date, subject to postponement as described in the accompanying product supplement on page S-33 under “Description of Equity-Linked Notes—Postponement of Determination Date(s).”

Stated Maturity Date (to be set on the Trade Date): Expected to be the second scheduled Business Day following the Determination Date, subject to postponement as described below. The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

Postponement of Stated Maturity Date: If the scheduled Determination Date is not a Trading Day or if a market disruption event occurs on that day so that the Determination Date as postponed falls less than two Business Days prior to the scheduled Stated Maturity Date, the Stated Maturity Date of the notes will be postponed to the second Business Day following that Determination Date as postponed.

Closing Level: As described under “Description of Equity-Linked Notes—Some Definitions—index closing value” on page S-30 of the accompanying product supplement

Business Day: As described under “Description of Equity-Linked Notes—Some Definitions—business day” on page S-29 of the accompanying product supplement

Trading Day: As described under “Description of Equity-Linked Notes—Some Definitions—index business day” on page S-30 of the accompanying product supplement. The product supplement refers to a Trading Day as an “index business day.”

Market disruption event: The following replaces in its entirety the section entitled “Description of Equity-Linked Notes—Some Definitions—market disruption event” on page S-30 of the accompanying product supplement:

“Market disruption event” means, with respect to the Underlier:

(i) the occurrence or existence of:

(a)	a suspension, absence or material limitation of trading of securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange, or

(b)	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index), or futures or options contracts, if available, relating to the Underlier (or the successor index) or the securities then constituting 20 percent or more, by weight, of the Underlier during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate, or

(c)	the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to the Underlier (or the successor index), or in futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of the Underlier (or the successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

(ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Underlier is suspended, absent or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlier shall be based on a comparison of (x) the portion of the value of the Underlier attributable to that security relative to (y) the overall value of the Underlier, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on the Underlier, or futures or options contracts, if available, relating to securities then constituting 20 percent or more, by weight, of the Underlier, by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to the Underlier and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange-traded funds related to the Underlier are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley & Co. LLC and its successors

Issuer Notice To Registered Security Holders, the Trustee and the Depositary: In the event that the Stated Maturity Date is postponed due to postponement of the Determination Date, the Issuer shall give notice of such postponement and, once it has been determined, of the date to which the Stated Maturity Date has been rescheduled (i) to each registered holder of the notes by mailing notice of such postponement by first class mail, postage prepaid, to such registered holder’s last address as it shall appear upon the registry books, (ii) to the Trustee by facsimile confirmed by mailing such notice to the Trustee by first class mail, postage prepaid, at its New York office and (iii) to The Depository Trust Company (the “depositary”) by telephone or facsimile, confirmed by mailing such notice to the depositary by first class mail, postage prepaid. Any notice that is mailed to a registered holder of the notes in the manner herein provided shall be conclusively presumed to have been duly given to such registered holder, whether or not such registered holder receives the notice. The Issuer shall give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Stated Maturity Date, the Business Day immediately preceding the scheduled Stated Maturity Date and (ii) with respect to notice of the date to which the Stated Maturity Date has been rescheduled, the Business Day immediately following the actual Determination Date for determining the Final Underlier Level.

CUSIP no.: 61768DRF4

ISIN: US61768DRF41

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Closing Levels of the Underlier during the Measurement Period, including on the Determination Date, could have on the Cash Settlement Amount.

The examples below are based on a range of Closing Levels that are entirely hypothetical; no one can predict what the level of the Underlier will be on any day during the Measurement Period, and no one can predict what the Final Underlier Level will be on the Determination Date. The Underlier has at times experienced periods of high volatility — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Underlier, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Upper Barrier:	120.470% of the Initial Underlier Level
Lower Barrier:	79.530% of the Initial Underlier Level
Contingent Return	2%

• Neither a market disruption event nor a non-Trading Day occurs during the Measurement Period, including on the Determination Date.

• No discontinuation of the Underlier or alteration of the method by which the Underlier is calculated.

• Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on the notes at maturity. We will not do so until the Trade Date. As a result, the actual Initial Underlier Level may differ substantially from the level of the Underlier at any time prior to the Trade Date.

For these reasons, the actual performance of the Underlier over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this document. For information about the historical levels of the Underlier during recent periods, see “The Underlier” below.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the middle column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), assuming that a Barrier Event does not occur (i.e., the Closing Level of the Underlier has not increased above the Upper Barrier or declined below the Lower Barrier on any Trading Day during the Measurement Period), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), assuming that a Barrier Event does occur (i.e. the Closing Level of the Underlier has increased above the Upper Barrier or declined below the Lower Barrier on one or more Trading Days during the Measurement Period), and are expressed as percentages of the Face Amount of notes (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)

	Barrier Event Has Not Occurred	Barrier Event Has Occurred
200.000%	N/A	102.000%
175.000%	N/A	102.000%
150.000%	N/A	102.000%
125.000%	N/A	102.000%
120.470%	120.470%	102.000%
120.000%	120.000%	102.000%
110.000%	110.000%	102.000%
105.000%	105.000%	102.000%
102.000%	102.000%	102.000%
101.000%	101.000%	102.000%
100.500%	100.500%	102.000%
100.000%	100.000%	102.000%
99.500%	100.500%	102.000%
99.000%	101.000%	102.000%
98.000%	102.000%	102.000%
95.000%	105.000%	102.000%
90.000%	110.000%	102.000%
80.000%	120.000%	102.000%
79.530%	120.470%	102.000%
75.000%	N/A	102.000%
50.000%	N/A	102.000%
25.000%	N/A	102.000%
0.000%	N/A	102.000%

If, for example, the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, a Barrier Event would have necessarily occurred and the Cash Settlement Amount would be 102.000% of the Face Amount of notes, as shown in the table above. Similarly, if the Final Underlier Level were determined to be 50.000% of the Initial Underlier Level, a Barrier Event would have necessarily occurred and the Cash Settlement Amount would be 102.000% of the Face Amount of notes, as shown in the table above.

If, for example, a Barrier Event has not occurred and the Final Underlier Level were determined to be 90.000% of the Initial Underlier Level, the Absolute Underlier Return would be 10.000% and the Cash Settlement Amount would be 110.000% of the Face Amount of notes, as shown in the table above. However, you will benefit from the Absolute Underlier Return only if a Barrier Event has not occurred. Because a Barrier Event will occur if, on any Trading Day during the Measurement Period (including on the Determination Date), the Closing Level of the Underlier is less than the Lower Barrier (assumed to be 79.530% of the Initial Underlier Level) or greater than the Upper Barrier (assumed to be 120.470% of the Initial Underlier Level), the Cash Settlement Amount that we will deliver at maturity if a Barrier Event has not occurred will be limited to between 100.000% and 120.470% (representing a return of between 0.000% and 20.470%) for each $1,000 face amount. As a result, you would not benefit from a Final Underlier Level on the Determination Date (or a Closing Level of the Underlier on any other Trading Day during the Measurement Period) that is greater than the Upper Barrier or less than the Lower Barrier. In fact, a Final Underlier Level on the Determination Date (or a Closing Level of the Underlier on any other Trading Day during the Measurement Period) that is greater than the Upper Barrier or less than the Lower Barrier will cause the Cash Settlement Amount that we will delivery at maturity to be limited to 102.000% (representing a fixed Contingent Return of 2.000%) for each $1,000 Face Amount. Furthermore, you should be aware that, even if a Barrier Event has not occurred, the Cash Settlement Amount that we will delivery at maturity will be less than 102.000% (representing less than the Contingent Return of 2.000%) for each $1,000 Face Amount if the Final Underlier Level is less than 102.000%, but greater than 98.000% of the Initial Underlier Level, as shown in the table above.

Payoff Diagrams

The following charts show graphical illustrations of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Final Underlier Level (expressed as a percentage of the Initial Underlier Level) were any of the hypothetical levels shown on the horizontal axes.

A Barrier Event Has Occurred

Hypothetical Payoff Diagram

The chart above shows that, if a Barrier Event occurs at any time during the Measurement Period, any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level) would result in a Cash Settlement Amount of 102.000% of the Face Amount of notes (the horizontal line that crosses the 102.000% marker on the vertical axis).

A Barrier Event Has Not Occurred

Hypothetical Payoff Diagram

The chart above shows that, if a Barrier Event does not occur at any time during the Measurement Period, any hypothetical Final Underlier Level (expressed as a percentage of the Initial Underlier Level), which must necessarily be between the assumed levels of 79.530% and 120.470% of the Initial Underlier Level (the section between the 79.530% and 120.470% markers on the horizontal axis), would result in a Cash Settlement Amount that is greater than or equal to 100.000%, but less than or equal to 120.470%, of the Face Amount of notes (the section at or above the 100.000% marker on the vertical axis but at or below the 120.470% marker on the vertical axis).

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest And May Not Pay More Than The Stated Principal Amount At Maturity.

If a Barrier Event does not occur and the Final Underlier Level is equal to the Initial Underlier Level, you will receive a Cash Settlement Amount of only the Face Amount of $1,000 for each note you hold, without any positive return on your investment. If a Barrier Event occurs, the return on the notes will equal only the Contingent Return, without any participation in the performance of the Underlier. The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest. As the notes do not pay any interest, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

You May Not Participate In Any Performance Of The Underlier, And The Appreciation Potential Of The Notes Is Limited By The Upper Barrier and Lower Barrier

If, on any day during the Measurement Period, the Closing Level of the Underlier increases or declines by more than the maximum return of between 20.47% and 24.02% (to be set on the Trade Date) from the Initial Underlier Level, the Cash Settlement Amount will equal only the Face Amount of $1,000 plus $20 (representing the Contingent Return), without any participation in the performance of the Underlier, and you will not benefit from the absolute return feature of the notes. If, on each day during the Measurement Period, the Closing Level of the Underlier has remained less than or equal to the Upper Barrier and greater than or equal to the Lower Barrier, the Cash Settlement Amount will equal the sum of (i) $1,000 plus (ii) the product of $1,000 times the absolute value of the Underlier Return, which sum will be no less than $1,000 and no more than between $1,204.70 and $1,240.20 per note. Accordingly, the maximum gain on the notes is limited by the Upper Barrier and the Lower Barrier, and the maximum payment at maturity will be between $1,204.70 and $1,240.20 per $1,000 Face Amount of the notes, which would be payable only if a Barrier Event has not occurred and the Final Underlier Level represents an appreciation or depreciation of no more than the maximum return of between 20.47% and 24.02%. Any further appreciation of the Underlier beyond the Upper Barrier, or any further depreciation of the Underlier beyond the Lower Barrier, each measured as of the close of trading on each Trading Day during the Measurement Period, will result in a Cash Settlement Amount of only the Face Amount plus $20 (representing the Contingent Return), without any participation in the performance of the Underlier.

The Return on Your Notes May Change Significantly Despite Only a Small Incremental Change in the Underlier Level

Your ability to participate in any change in the level of the Underlier over the term of your notes will be limited and the return on your notes may change significantly despite only a small incremental change in the Underlier level. If a Barrier Event occurs and the Final Underlier Level is greater than the Initial Underlier Level, your return on the notes is limited to the Contingent Return regardless of how significantly the Final Underlier Level may increase above the Initial Underlier Level.  This means that, assuming an Upper Barrier of 120.47% of the Initial Underlier Level, while an increase in the closing level of the Underlier of 20.47%, monitored daily throughout the Measurement Period, will not cause a Barrier Event to occur, an increase of greater than 20.47%, monitored daily throughout the Measurement Period, will cause a Barrier Event to occur, in which case your return on the notes will be limited to the Contingent Return.  Accordingly, if a Barrier Event occurs and the Underlier Return is positive, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the stocks composing the Underlier.

Similarly, if a Barrier Event occurs and the Final Underlier Level is less than the Initial Underlier Level, your return will be limited to the Contingent Return and you will not receive the benefit of the Absolute Underlier Return. This means that, assuming a Lower Barrier of 79.53% of the Initial Underlier Level, while a decrease in the closing level of the Underlier of 20.47%, monitored daily throughout the Measurement Period, will not cause a Barrier Event to occur, a decrease of greater than 20.47%, monitored daily throughout the Measurement Period, will cause a Barrier Event to occur, in which case your return on the notes will be limited to the Contingent Return.  Accordingly, if a Barrier Event occurs and the Underlier Return is negative, you will not receive the benefit of the Absolute Underlier Return.

Furthermore, if a Barrier Event does not occur and the Final Underlier Level is less than or equal to the Initial Underlier Level but greater than 98.00% of the Initial Underlier Level or greater than the Initial Underlier Level but less than 102% of the Initial Underlier Level, your return on the notes will be less than the Contingent Return notwithstanding the participation in the performance of the Underlier or the benefit from the Absolute Underlier Return, as applicable.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 2 years, and as long as approximately 2 years and 3 months. You should be willing to hold your notes for up to approximately 2 years and 3 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. For example, if the return on the notes is positive, a note with a shorter term will result in a higher annualized return based on that positive return than a note with a longer term. In addition, the Closing Level of the Underlier may be lower on the actual Determination Date and the Cash Settlement Amount may be different than if the Determination Date and Stated Maturity Date had been set differently in the three-month range.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount. In addition, the impact of the terms of the notes on the return on your investment will depend upon the price you pay for your notes relative to the Face Amount. For example, if you purchase your notes at a premium to the Face Amount, the terms of the notes will reduce your potential percentage return on the notes to a greater extent than would have been the case for notes purchased at the Face Amount or at a discount to the Face Amount.

The Underlier Reflects The Price Return Of The Stocks Composing The Underlier, Not A Total Return

The return on the notes is based on the performance of the Underlier, which reflects the changes in the market prices of the stocks composing the Underlier. It is not, however, linked to a “total return” version of the Underlier, which, in addition to reflecting those price returns, would also reflect all dividends and other distributions paid on the stocks composing the Underlier. The return on the notes will not include such a total return feature.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: whether or not a Barrier Event has occurred, the level of the Underlier, volatility (frequency and magnitude of changes in value) of the Underlier and dividend yield of the Underlier, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the Underlier or equities markets generally and which may affect the Final Underlier Level of the Underlier and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Underlier may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “The Underlier” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To Our Credit Risk, And Any Actual Or Anticipated Changes To Our Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on our ability to pay all amounts due on the notes at maturity, and therefore you are subject to our credit risk. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

As A Finance Subsidiary, MSFL Has No Independent Operations And Will Have No Independent Assets

As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they could not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Investing In The Notes Is Not Equivalent To Investing In The Underlier

Investing in the notes is not equivalent to investing in the Underlier or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Underlier.

Adjustments To The Underlier Could Adversely Affect The Value Of The Notes

The publisher of the Underlier may add, delete or substitute the stocks constituting the Underlier or make other methodological changes that could change the level of the Underlier. The publisher of the Underlier may discontinue or suspend calculation or publication of the Underlier at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlier and is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no appropriate successor index, the Cash Settlement Amount on the notes will be an amount based on the closing prices of the securities composing the Underlier at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the Underlier last in effect prior to discontinuance of the Underlier.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 3 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Underlier, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of Morgan Stanley And An Affiliate Of MSFL, Will Make Determinations With Respect To The Notes

As calculation agent, MS & Co. will determine the Initial Underlier Level, whether a Barrier Event occurs and the Final Underlier Level, if applicable, and will calculate the Cash Settlement Amount you receive at maturity. Moreover, certain determinations made by MS & Co. in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the Final Underlier Level in the event of a market disruption event or discontinuance of the Underlier. These potentially subjective determinations may adversely affect the Cash Settlement Amount at maturity, if any. For further information regarding these types of determinations, see “Description of Equity-Linked Notes—Postponement of Determination Date(s)” and “—Calculation Agent and Calculations” in the accompanying product supplement. In addition, MS & Co. has determined the estimated value of the notes on the Trade Date.

Hedging And Trading Activity By Our Affiliates Could Potentially Adversely Affect The Value Of The Notes

One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the Underlier or its component stocks), including trading in the stocks that constitute the Underlier as well as in other instruments related to the Underlier. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our affiliates also trade the stocks that constitute the Underlier and other financial instruments related to the Underlier on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could potentially affect the Initial Underlier Level, and, therefore, could affect the level at which the Underlier must close on the Determination Date so that investors receive a positive return on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the Determination Date, could adversely affect the level of the Underlier, and, accordingly, the Cash Settlement Amount an investor will receive at maturity. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the notes as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. Additionally, as discussed under “United States Federal Taxation—FATCA” in the accompanying product supplement, the withholding rules commonly referred to as “FATCA” would apply to the notes if they were recharacterized as debt instruments. The risk that financial instruments providing for buffers, triggers or similar downside protection features, such as the notes, would be recharacterized as debt is greater than the risk of recharacterization for comparable financial instruments that do not have such features. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943. For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

In addition, information about the Underlier may be obtained from other sources including, but not limited to, the Underlier Publisher’s website (including information regarding (i) the Underlier’s top ten constituents and (ii) the Underlier’s sector weightings). We are not incorporating by reference into this document the website or any material it includes. Neither the issuer nor the agent makes any representation that such publicly available information regarding the Underlier is accurate or complete.

Information as of market close on November 12, 2018:

Bloomberg Ticker Symbol:	SPX
Current Index Value:	2,726.22
52 Weeks Ago:	2,584.84
52 Week High (on 9/20/2018):	2,930.75
52 Week Low (on 11/15/2017):	2,564.62

The following graph sets forth the daily Closing Levels of the Underlier for each quarter in the period from January 1, 2013 through November 12, 2018. The Closing Level of the Underlier on November 12, 2018 was 2,726.22. We obtained the information in the graph below from Bloomberg Financial Markets without independent verification. The Underlier has at times experienced periods of high volatility. The actual performance of the Underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Closing Levels of the Underlier or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Underlier. You should not take the historical levels of the Underlier as an indication of its future performance, and no assurance can be given as to the Closing Level of the Underlier on the Determination Date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to November 12, 2018

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. See “S&P 500® Index” in the accompanying index supplement.

TAX CONSIDERATIONS

Subject to the discussion below regarding the occurrence of a Barrier Event prior to the issue date, in the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on November 8, 2018 and matured on February 26, 2021, the “comparable yield” for the notes would be a rate of 3.5491% per annum, compounded semi-annually; however, the comparable yield will be determined on the Trade Date and may be significantly higher or lower than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,082.4332 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement. You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2018	$3.3519	$3.3519
January 1, 2019 through June 30, 2019	$17.8050	$21.1569
July 1, 2019 through December 31, 2019	$18.1209	$39.2778
January 1, 2020 through June 30, 2020	$18.4425	$57.7203
July 1, 2020 through December 31, 2020	$18.7698	$76.4901
January 1, 2021 through the Maturity Date	$5.9431	$82.4332

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

Notwithstanding the foregoing, if a Barrier Event occurs prior to the issue date, the notes will not be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. In this event, the notes will be treated as debt instruments issued with OID in an amount equal to the excess of the fixed payment at maturity over the “issue price” of each note. A U.S. Holder will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of such U.S. Holder’s method of accounting. Gain or loss realized on the sale, exchange or maturity of a note generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year.

Special rules will apply if a Barrier Event occurs more than six months prior to the maturity date. Please read the discussion under “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes—Adjustments to Interest Accruals on the Notes” in the accompanying product supplement for a discussion of the rules.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

As discussed in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities

(each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an Internal Revenue Service (“IRS”) notice, Section 871(m) will not apply to securities issued before January 1, 2021 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. A holder who has made a separate investment the return of which is based on or linked to the performance of the underlying (including any component thereof) should discuss with its tax adviser the U.S. federal income tax consequences of an investment in the notes (including the potential application of the “straddle” rules). Moreover, neither this document nor the accompanying product supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

ADDITIONAL INFORMATION ABOUT THE NOTES

No interest or dividends: The notes will not pay interest or dividends.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 11 of this document.

Use of proceeds and hedging: The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our affiliates and/or third party dealers. We expect our hedging counterparties to take positions in stocks of the Underlier, futures and options contracts on the Underlier, and any component stocks of the Underlier listed on major securities markets or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could affect the level of the Underlier on the Trade Date, and therefore could affect the level at which the Underlier must close on the Determination Date so that investors receive a positive return on their initial investment in the notes. In addition, through our affiliates, we are likely to modify our hedge position throughout the term of the notes, including on the Determination Date, by purchasing and selling the stocks constituting the Underlier, futures or options contracts on the Underlier or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the level of the Underlier, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (such accounts and plans, together with other plans, accounts and arrangements subject to Section 4975 of the Code, also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition of these notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan. In this regard, neither this discussion nor anything provided in this preliminary pricing supplement is or is intended to be investment advice directed at any potential Plan purchaser or at Plan purchasers generally and such purchasers of these notes should consult and rely on their own counsel and advisers as to whether an investment in these notes is suitable.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: We expect to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from us, the aggregate face amount of the offered notes specified on the cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover of this pricing supplement less a concession not in excess of 1.73% of the face amount. The price to public will be between 98.27% and 100.00% of the face amount, which reflects, for certain fee-based advisory accounts, a foregone agent’s commission with respect to sales of such notes (i.e., the agent’s commission specified on the cover of this pricing supplement with respect to such notes will be reduced, potentially down to 0.00%). MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the Upper Barrier and the Lower Barrier, such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying product supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two Business Days after the Trade Date, purchasers who wish to transact in the notes more than two Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

MSFL and Morgan Stanley have filed a registration statement (including a prospectus, as supplemented by the product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, MSFL and/or Morgan Stanley will arrange to send you the product supplement, index supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:

Prospectus dated November 16, 2017

Product Supplement dated November 16, 2017

Index Supplement dated November 16, 2017

Terms used but not defined in this document are defined in the product supplement, in the index supplement or in the prospectus.